EXHIBIT 99.7

Notice to LSE

Notification of Admission of Further Securities to Trading (PRM 1.6.4R)
11 March 2026

Further to the ‘Application for admission of shares’ announcement on 4 March 2026, in accordance with PRM 1.6.4R, Rio Tinto plc notifies the market that 54,705 Ordinary Shares of 10p each have been admitted to trading on the London Stock Exchange in order to satisfy awards under the Rio Tinto plc Global Employee Share Plan.

1	Details of the issuer
a)	Name	Rio Tinto plc
b)	LEI	213800YOEO5OQ72G2R82
2	Details of the transferable securities admitted to trading
a)	Name, type and identification code	Ordinary Shares of 10p each ISIN: GB0007188757
b)	Regulated market	London Stock Exchange - Main Market
c)	Number of further securities admitted	54,705
d)	Total number of securities in issue following admission	1,256,023,286
e)	Fungibility	Fully fungible with existing Ordinary Shares
3	Admission details
a)	Date of admission	9 March 2026
b)	Prospectus information	Prospectus: N/A Supplementary: N/A Company's webpage: riotinto.com
c)	Coverage of notification	All admissions up to and including 9 March 2026
4	Contact details
a)	Name and contact number	Andy Hodges, Group Company Secretary, +44 20 7781 2000

Notice to ASX/LSE

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +976 95 091 237
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

riotinto.com